


SEC MAIL PROCESSING
RECEIVED
JUN 2 2 2010
WASH., D.C.
193
SECTION

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________________ to______________________________.

Commission file number 1-10945

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OCEANEERING RETIREMENT INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OCEANEERING INTERNATIONAL, INC.
11911 FM 529
HOUSTON, TEXAS 77041

Oceaneering Retirement Investment Plan

Form 11-K

INDEX

Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
Consent of Independent Registered Public Accounting Firm
Signatures

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Advisory Committee of the Oceaneering Retirement Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Oceaneering Retirement Investment Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2009, and delinquent participant contributions for the year ended December 31, 2009 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Houston, Texas
June 18, 2010



OCEANEERING RETIREMENT INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2009	2008
Investments, at fair value:	$ 263,664,076	$ 159,816,273
Receivables:		
Participant contributions	383,723	242,766
Employer contributions	696,352	176,148
Interest	1,078	2,917
Net amount due from broker for pending trades	2,687	4,970
Net assets available for benefits, at fair value	264,747,916	160,243,074
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(99,472)	1,689,922
Net assets available for benefits	$ 264,648,444	$ 161,932,996

The accompanying notes are an integral part of these financial statements.

OCEANEERING RETIREMENT INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

Net assets available for benefits:	
Beginning of year	$ 161,932,996
Contributions:	
Participant contributions	18,910,132
Employer contributions	13,147,270
Participant rollovers	556,736
Total contributions	32,614,138
Investment income	1,996,735
Net appreciation in fair value of investments	82,067,626
Administrative expenses	(52,090)
Distributions	(13,910,961)
Net assets available for benefits:	
End of year	$ 264,648,444

The accompanying notes are an integral part of these financial statements.

OCEANEERING RETIREMENT INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

1. The Plan and Trust

The following description of the Oceaneering Retirement Investment Plan ("the Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all employees who have completed three months of service (except employees who are paid exclusively on payrolls other than United States payrolls and temporary employees as defined in the Plan) of Oceaneering International, Inc. (the "Company") and its affiliates.

The Company is the plan administrator and sponsor of the Plan as defined under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Wells Fargo Bank, N.A. ("Wells Fargo") is the trustee of all investments held by the Plan.

The general administration of the Plan is vested in an Advisory Committee which consists of five persons appointed by the Board of Directors of the Company. Audit fee expenses associated with the Plan's financial statements are paid by the Company. Participant loan fees are paid from the account of the participant requesting the loan and are classified as administrative expenses. Any expense incurred in connection with the purchase and sale of securities for the Plan funds are paid by the Plan and netted against investment income. All other expenses of the Plan are paid by the Plan.

Participants have the option of investing their contributions among twenty funds: one common/collective fund, 18 mutual funds, and the Oceaneering International, Inc. Common Stock fund (which consists of Oceaneering International, Inc. Common Stock and a short term investment fund). If a participant fails to make an investment election, his or her Plan account will be invested in the Wells Fargo Advantage Dow Jones Target Date Funds based on the participant's date of birth.

Participants may contribute on a pre-tax basis up to 80% of their compensation as defined in the plan document, per plan year, up to the maximum deferrable amount allowed by the Internal Revenue Code (the "Code"). Effective January 1, 2008, eligible employees who have not made an election to defer a portion of their compensation, or have not affirmatively elected not to defer any of their compensation, will be automatically enrolled in the Plan following three months of employment and 3% of their compensation will be contributed to the Plan. Absent an election to cease deferrals or contribute a different percentage, the participant's contribution level will increase by 1% each year thereafter until it reaches 6%.

The Company contributes amounts equal to 100% of an employee's deferred compensation up to a maximum of 6% of such employee's eligible compensation. The Company's matching contributions have been made in cash and have been deposited directly into the fund options chosen by the participants for the investment of their pre-tax deferrals to the Plan.

The Plan provides that each fund's income shall be allocated daily to the individual participants in the proportion that the individual participant's account balance in such fund bears to the total balance of that fund, after reducing the participant's account by any distributions.

Participants may borrow from their participant accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms shall not exceed five years unless the loan is used to acquire a principal residence. The loan terms for the purchase of a principal residence shall not exceed 10 years. The loans are secured by the balance in the participants' accounts and bear interest at a rate commensurate with local prevailing rates as determined by the Advisory Committee on a uniform and consistent basis as set forth in the procedures in accordance with applicable government regulations. Interest rates for loans range between 4.25% and 10.5% as of December 31, 2009. Principal and interest are paid through payroll deductions.

The Plan pays lump sum benefits or installment payments on retirement, death, or termination of employment. In-service withdrawals may be made to a participant who has attained age 65 if elected by the participant. In-service withdrawals may also be made with respect to benefits attributable to the Grayloc Products 401(k) Plan (which was merged into the Plan, effective March 1, 2006), if elected by a participant who has attained age 59½ or is disabled. The Plan also permits hardship distributions.

The Plan provides that the entire amount of participant contributions are fully vested, and that employer contributions vest according to the following schedule:

Years of Service	Vested Percentage
Less than 2	0%
At least 2	100%

Upon termination of employment for any reason prior to age 55, other than due to death or disability, the non-vested portion of a participant's employer contribution account is forfeited on the earlier of (a) the last day of the plan year in which the participant incurs five consecutive Breaks in Service (as defined in the Plan) or (b) the date the participant receives a distribution of his or her entire account balance. The amount of the forfeiture, including income attributable thereto, will be used to reduce subsequent employer contributions under the Plan. The Plan provides for reinstatement of forfeitures pursuant to a specific formula for participants who are reemployed prior to incurring five consecutive years within which a participant has less than the required hours of service.

Included in net assets available for benefits are forfeitures in the amount of $119,332 and $56,015 at December 31, 2009 and 2008 respectively.

The Company may amend or modify the Plan at any time, except that no amendment or modification may have the effect of transferring to the Company or any participating employer any interest or ownership of the Plan's net assets or of permitting the same to be used for purposes other than the exclusive benefit of the participants. No amendment shall decrease the account of any participant, and no amendment shall change the Plan's vesting schedule unless each participant having not less than 2 years of service is permitted to elect to have the vested portion of his account computed under the Plan without regard to the amendment. On any termination of the Plan, each participant for whom the Plan is terminated would be 100% vested in all accounts and would receive benefits under the Plan based on his or her account balances accumulated to the date of the termination of the Plan, including the full amount of shares of Company common stock, or cash, then credited to his or her account. Any administrative costs or expenses incurred incident to the final liquidation of the Plan shall be paid by the Company, except that in the case of bankruptcy or insolvency of the Company, such expenses shall be paid by the Plan.

2. Accounting Policies

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. The records of the Plan are maintained on a cash basis of accounting and are converted to the accrual basis using information provided by the Plan trustee. Benefit payments are recorded when paid.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is reported on the accrual basis. Dividends are reported on the ex-dividend date.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.

The Wells Fargo Stable Return Fund N4 ("the N4 Fund") invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 3); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

In accordance with ASC Topic 855, *Subsequent Events*, we evaluated events and transactions through the issuance of these financial statements for possible recognition or disclosure.

In April 2009, ASC Topic 820, *Fair Value Measurements and Disclosures* ("ASC 820"), was amended to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. ASC 820 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of ASC 820. Per ASC 820-10-65, this amendment is effective for reporting periods ending after June 15, 2009, and the Plan has adopted this amendment.

In September 2009, the FASB issued Accounting Standards Update 2009-12, *Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)* (ASU 2009-12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment's NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 3 for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plan's net assets available for benefits or its changes in net assets available for benefits.

In January 2010, the FASB issued ASU 2010-06, *Improving Disclosures about Fair Value Measurement*. Specifically this guidance requires entities to disclose amounts and reasons for any significant transfers between Level 1 and Level 2 of the fair value hierarchy including reason for any transfers in or out of Level 3. Additionally, Level 3 reconciliations must be presented on a gross basis. The guidance is effective for interim and annual reporting periods beginning after December 15, 2009. Plan management is currently evaluating the impact of adopting these requirements in the Plan's future financial statements.

3. Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). ASC 820 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

- quoted prices for similar assets and liabilities in active markets
- quoted prices for identical or similar assets or liabilities in markets that are not active
- observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
- inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management's own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds: Valued at the net asset value of shares held by the plan at the financial statement date.

Common stock: Valued based on quoted market price at the financial statement date reported on the active market on which the individual securities are traded.

Short Term Investment fund: The Short Term Investment fund is a common/collective fund valued at the net asset value of shares held by the plan at the financial statement date. The Short Term Investment Fund seeks to maintain a constant net asset value of $1 per unit.

Common/Collective fund: The N4 Fund is a common/collective fund which invests all of its assets in the Wells Fargo Stable Return Fund G ("the G Fund"), a common/collective fund sponsored by Wells Fargo Bank. The N4 Fund is valued based on the underlying unit value reported by the G Fund. The G Fund invests in investment contracts, such as traditional guaranteed investment contracts ("GICs") and security-backed contracts issued by insurance companies and other financial institutions and carries its investments at contract value. The G Fund is valued as follows. The fair value of the GICs are based on the present value of future cash flows using the current discount rate. The fair value of the security-backed contracts include the value of the underlying securities and the value of the wrapper contracts. The fair value of the wrapper contracts is the replacement cost based on the wrapper contract fees.

Participant loans: Loans are valued at cost, which approximates fair value.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets carried at fair value as of December 31, 2009.

	Level 1	Level 2	Level 3	Total
Mutual Funds:				
Large cap equity	$ 22,013,156	$ -	$ -	$ 22,013,156
Mid-cap equity	25,961,398	-	-	25,961,398
Small-cap equity	2,743,654	-	-	2,743,654
International large-cap equity	8,059,296	-	-	8,059,296
Target date funds	20,211,802	-	-	20,211,802
Blended equity and debt	4,246,691	-	-	4,246,691
U.S. Bond index	14,499,254	-	-	14,499,254
Total Mutual Funds	97,735,251	-	-	97,735,251
Common Stock	104,362,052	-	-	104,362,052
Short Term Investment Fund	-	3,255,879	-	3,255,879
Common/Collective Fund (1)	-	49,835,329	-	49,835,329
Participant Loans	-	-	8,475,565	8,475,565
Total Assets at fair value	$ 202,097,303	$ 53,091,208	$ 8,475,565	$ 263,664,076

(1) The common/collective trust fund is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets carried at fair value as of December 31, 2008.

	Level 1	Level 2	Level 3	Total
Mutual Funds	$ 57,227,720	$ -	$ -	$ 57,227,720
Common Stock	63,288,932	-	-	63,288,932
Short Term Investment Fund	-	2,626,591	-	2,626,591
Common/Collective Fund	-	30,195,397	-	30,195,397
Participant Loans	-	-	6,477,633	6,477,633
Total Assets at fair value	$ 120,516,652	$ 32,821,988	$ 6,477,633	$ 159,816,273

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2009.

	Participant Loans
Balance, beginning of year	$ 6,477,633
Purchases, sales, issuances and settlements (net)	1,997,932
Balance, end of year	$ 8,475,565

4. Risks and Uncertainties

The Plan provides for various investments in Oceaneering International, Inc. Common Stock, a stable value fund and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts recorded in the Statements of Net Assets Available for Benefits and participant account balances.

5. Related Party Transactions

Certain investments of the Plan are managed by Wells Fargo. Wells Fargo is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan's assets are invested in the Company's common stock. Because the Company is the Plan Sponsor, transactions involving the Company's common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

6. Federal Income Taxes

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008 stating that the form of the plan is qualified under Section 401(a) of the Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2010-6, the plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor believes the Plan is generally being operated in compliance with the applicable requirements of the Code and has indicated it will take any necessary steps to ensure the Plan's operations comply with the Code. Therefore, the plan sponsor believes that the Plan is qualified and the related trust is tax exempt.

7. Investments

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2009 or 2008:

	December 31,	
	2009	2008
Oceaneering International, Inc. Common Stock	$ 104,362,052	$ 63,288,932
Wells Fargo Stable Return Fund N4 (stated at contract value)	49,735,857	31,885,319
Pimco Total Return Inst	14,499,254	-

In the accompanying statement of changes in net assets available for benefits, net appreciation in fair value of investments consists of both realized gains and losses on the disposition of Plan investments and unrealized appreciation or depreciation of Plan investments. During 2009, the Plan's investments appreciated in value as follows:

Common Stock	$	62,751,568
Common/Collective Funds		1,175,278
Mutual Funds		18,140,780
	$	82,067,626

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008, to the Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$ 264,648,444	$ 161,932,996
Less: Amounts pending distribution to participants	-	(63,092)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	99,472	(1,689,922)
Net assets available for benefits per the Form 5500	$ 264,747,916	$ 160,179,982

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the year ended December 31, 2009, to the Form 5500:

Net increase in net assets available for benefits per the financial statements	$ 102,715,448
Add: Amounts pending distribution to participants at December 31, 2008	63,092
Less: Amounts pending distribution to participants at December 31, 2009	-
Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,789,394
Net increase in assets available for benefits per the Form 5500	$ 104,567,934

Amounts pending distribution are recorded as benefits paid to participants on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but which have not yet been paid as of that date.

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit responsive investment contracts represents a reconciling item.

Oceaneering Retirement Investment Plan
Schedule H, Line 4(a) – Delinquent Participant Contributions
EIN: 95-2628227 PN: 003
December 31, 2009

Participant Contributions Transferred Late to Plan	Total That Constitutes Nonexempt Prohibited Transactions
$ 464	$ 464[1]

[1] Represents delinquent participant contributions from a 2008 pay period. The Company remitted lost earnings to the Plan and filed Form 5330, *Return of Excise Taxes Related to Employee Benefit Plans*, during 2009.

Oceaneering Retirement Investment Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
EIN: 95-2628227 PN: 003
December 31, 2009

	Description or Identity of User	Description of Investment	Current Value
*	Oceaneering International, Inc. Common Stock	1,783,357 shares	$ 104,362,052
*	Wells Fargo Short Term Investment Fund	Short Term Investment Fund	3,255,879
	MFS Total Return Fund	Mutual Fund	4,246,691
*	Wells Fargo Stable Return Fund N4	Common/Collective Fund	49,835,329
	American Funds Growth Fund of America	Mutual Fund	6,080,862
	T. Rowe Price Mid Cap Value Fund	Mutual Fund	10,177,399
	Artisan Mid Capitalization Stock Fund	Mutual Fund	7,503,708
	Columbia Acorn Fund	Mutual Fund	8,280,291
*	Wells Fargo Advantage Index Fund	Mutual Fund	5,088,449
	RS Partners Fund	Mutual Fund	1,302,690
	Hartford Small Company HLS Fund	Mutual Fund	1,440,964
*	Wells Fargo Advantage Dow Jones Target Today I	Mutual Fund	639,720
*	Wells Fargo Advantage Dow Jones Target 2010 I	Mutual Fund	1,783,672
*	Wells Fargo Advantage Dow Jones Target 2020 I	Mutual Fund	4,812,607
*	Wells Fargo Advantage Dow Jones Target 2030 I	Mutual Fund	5,613,905
*	Wells Fargo Advantage Dow Jones Target 2040 I	Mutual Fund	5,116,115
*	Wells Fargo Advantage Dow Jones Target 2050 I	Mutual Fund	2,245,783
	Davis New York Venture Fund Y	Mutual Fund	8,001,763
	MFS Value R3	Mutual Fund	2,842,082
	Pimco Total Return Inst	Mutual Fund	14,499,254
	American Funds Europacific Growth Fund	Mutual Fund	8,059,296
*	Participant Loans	Interest rates ranging from 4.25% to 10.5% with varying maturity dates	8,475,565
	Total		$ 263,664,076

* Party-In-Interest

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-98211) pertaining to the Oceaneering Retirement Investment Plan of our report dated June 18, 2010, with respect to the financial statements and schedules of the Oceaneering Retirement Investment Plan included in this Annual Report (11-K) for the year ended December 31, 2009.

Houston, Texas
June 18, 2010

Ernst & Young LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

OCEANEERING RETIREMENT INVESTMENT PLAN



Date: June 18, 2010

By: ______________________________
George R. Haubenreich, Jr.
Chairman, Advisory Committee